GALIANO GOLD ANNOUNCES ANNUAL GENERAL MEETING
VOTING RESULTS

Vancouver, British Columbia, June 11, 2021 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: AKG) (formerly Asanko Gold Inc.) announces today that all the resolutions put to shareholders at the Company's Annual General Meeting (the "Meeting") held on June 11, 2021 were duly passed. The results for each of the matters voted upon at the Meeting are set out below:

Election of Directors

The seven nominees listed in the Company's Management Information Circular dated April 27, 2021, were elected at the Meeting as directors of Galiano.

Director Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Greg McCunn	132,945,505	99.91%	121,581	0.09%
Marcel de Groot	127,826,927	96.06%	5,240,159	3.94%
Gordon Fretwell	132,621,122	96.66%	445,964	0.34%
Shawn Wallace	105,334,038	79.16%	27,733,048	20.84%
Michael Price	132,625,474	99.67%	441,612	0.33%
Judith Mosely	132,946,574	99.91%	120,512	0.09%
Paul N. Wright	132,949,427	99.91%	117,659	0.09%

Appointment of Auditors - KPMG LLP

KPMG LLP was re-appointed as auditor of the Company for the ensuing year and the directors were authorized to fix the remuneration paid to KPMG LLP.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
146,267,718	99.97%	48,091	0.03%

Advisory Vote on Executive Compensation

The non-binding advisory resolution accepting the Company's approach to executive compensation was approved.

Votes For	% Votes For	Votes Against	% Votes Against
117,373,003	88.21%	15,694,083	11.79%

A report on all matters voted on at the meeting has been filed on SEDAR.

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Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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